

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2020

Marco Alfonsi
Chief Executive Officer
Can B Corp.
960 South Broadway, Suite 120
Hicksville, NY 11801

> **Re: Can B Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed April 2, 2020**
> **Form 10-Q for the Period Ended March 31, 2020**
> **Filed May 20, 2020**
> **File No. 000-55753**

Dear Mr. Alfonsi:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Period Ended March 31, 2020

Consolidated Statements of Operations and Comprehensive Loss (Unaudited), page 4

1. Your calculation of net income (loss) per common share - basic and diluted for the three-months ended March 31, 2020 and 2019 appears to be incorrect. Please revise. Refer to ASC 260-10-45.

Consolidated Statements of Stockholders' Deficiency (Unaudited), page 5

2. Please revise to present the statement of stockholders' deficiency for the comparative period, the three months ended March 31, 2019. Refer to Rule 8-03(a)(5) of Regulation S-X.

Marco Alfonsi
Can B Corp.
June 24, 2020
Page 2

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Stephen Kim at 202-551-3291 or Rufus Decker at 202-551-3769 if you have questions.

       Sincerely,

       Division of Corporation Finance
       Office of Trade & Services